Validus Holdings, Ltd.

29 Richmond Road

Pembroke, Bermuda HM 08

September 26, 2011

VIA EDGAR AND EMAIL TRANSMISSION

David L. Orlic, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-6010

RE:	Transatlantic Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on September 14, 2011 by Validus Holdings, Ltd., et al.
File No. 001-10545

Dear Mr. Orlic:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 22, 2011 regarding the Preliminary Proxy Statement on Schedule 14A filed with the Commission on September 14, 2011, Validus Holdings, Ltd. (the “Company”) hereby acknowledges that:

(1)                                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)                                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)                                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VALIDUS HOLDINGS, LTD.

By:	/s/ Joseph E. (Jeff) Consolino
	Name:	Joseph E. (Jeff) Consolino
	Title:	President and Chief Financial Officer

cc:	Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)
Stephen F. Arcano, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Todd E. Freed, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Jon A. Hlafter, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)